FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

January 27, 2011

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ....... No ...X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Press release entitled,” AUO Reports 4Q2010 Financial Results”, dated January 27, 2011.

2.	Investor Conference Materials entitled, “AU Optronics Corp. Fourth Quarter 2010 Results”, dated January 27, 2011.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: January 27, 2011	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

Item 1

News Release

AU Optronics Corp. Reports 4Q2010 Financial Results

Issued by: AU Optronics Corp.
Issued on: Jan. 27, 2011

Hsinchu, Taiwan, Jan. 27, 2011 –

AU Optronics Corp. ("AUO" or the "Company") (TAIEX: 2409; NYSE: AUO) today held its investors conference and announced its unaudited results for the fourth quarter of 2010(1).

AUO posted consolidated revenue of NT$102,605 million (US$3,521 million) (2), down 17.5% from the previous quarter. Gross profit was at -NT$4,537 million (US$156 million), with the gross margin of -4.4%. Operating loss was at NT$11,080 million (US$380 million), with the operating loss margin of 10.8%. AUO’s net loss for the fourth quarter was at NT$11,339 million (US$389 million). Net loss attributable to equity holders of the parent company was NT$11,465 million (US$393 million), with basic EPS of -NT$1.3 per common share (-US$0.45 per ADR).

For the year of 2010, AUO reported consolidated revenues of NT$467,158 million (US$16,320 million), with net income of NT$7,408 million (US$254 million) or basic EPS of NT$0.76 per common share (US$0.26 per ADR). In 2010, shipments for AUO's large-sized panels exceeded 113.5 million units, up 26.7% year-over-year. Meanwhile, shipments of small- and medium-sized panels reached around 220.9 million units, down 3.4% year-over-year.

4Q2010 Result Highlights

AUO’s unaudited consolidated results for the fourth quarter of 2010 were highlighted as below:

•	Revenue of NT$102,605 million, down 17.5% quarter-over-quarter
•	Net loss of NT$11,339 million
•	Basic EPS of -NT$1.3 per common share
•	Gross margin of -4.4%
•	Operating margin of -10.8%
•	EBITDA (3) margin of 10.7%

Fiscal 2010 Result Highlights

AUO reported the following unaudited consolidated results for the full year 2010:

•	Revenue of NT$467,158 million, up 30% year-over-year
•	Net income of NT$7,408 million
•	Basic EPS of NT$0.76 per common share
•	Gross margin of 7.8%
•	Operating margin of 2.2%
•	EBITDA (3) margin of 21.3%

“Owing to the lower-than-expected TV panel prices, inventory control by the customers, and the currency influence of NT dollar appreciation, AUO’s operating performance in the fourth quarter of 2010 fell short of expectations. Fortunately, the Company maintained profitable throughout the year of 2010,” said Mr. Andy Yang, Chief Financial Officer of AUO. “As the Company proactively adjusted the capacity utilization rates in the fourth quarter, our quarter-end inventory amounts were able to decrease sequentially. The Company’s EBITDA margins also maintained a leading position. In addition, the Company’s inventory turnover days remained at 40 days at the end of the fourth quarter, the same as those in the previous quarter.”

Looking into the first quarter of 2011, as customers’ inventory adjustments gradually come to an end, demands are expected to gradually recover. The Company’s panel shipments and capacity utilization rates are also expected to improve quarter over quarter. At the same time, AUO will continue to implement the “value-oriented” business strategy in 2011. For example, leading-edge technologies to produce 3D panels, touch modules, OLED displays and other high-end, value-added products are anticipated to enter mass production this year. On the other hand, the Company will continue to strengthen the strategic alliance with customers, and hope to improve the product profitability as well as asset turnover ratios, which could eventually contribute to a better return on equity (ROE).

(1) All financial information was unaudited and was prepared by the Company in accordance with generally accepted accounting principles in Taiwan (“ROC GAAP”)
(2) Amounts converted by an exchange rate of NTD29.14:USD1 based on Federal Reserve Bank of New York, USA as of Dec. 31, 2010.
(3) EBITDA=Operating Income +D&A, that is, operating income before depreciation and amortization.

#                      #                      #

ABOUT AU OPTRONICS
AU Optronics Corp. (AUO) is a global leader of thin film transistor liquid crystal display panels (TFT-LCD). AUO is able to provide customers with a full range of panel sizes and comprehensive applications, offering TFT-LCD panels in sizes ranging from 1.2 inches to greater than 71 inches. AUO generated NT$467.2 billion in sales revenue in 2010 (US$16 billion) with global operations in Taiwan, Mainland China, Japan, Singapore, South Korea, the U.S., and Europe. Additionally, AUO is the first pure TFT-LCD manufacturer to be successfully listed at the New York Stock Exchange (NYSE). AUO extended its market to the green energy industry in late 2008. The Display and Solar businesses were established respectively as the Company’s two core businesses in October, 2010. For more information, please visit AUO.com.

* 2010 year end revenue converted at an exchange rate of NTD29.14:USD1.

Safe Harbour Notice
AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO), a global leader of TFT-LCD panels, today announced the above news. Except for statements in respect of historical matters, the statements contained in this Release are “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements were based on our management's expectations, projections and beliefs at the time regarding matters including, among other things, future revenues and costs, financial performance, technology changes, capacity, utilization rates, yields, process and geographical diversification, future expansion plans and business strategy. Such forward looking statements are subject to a number of known and unknown risks and uncertainties that can cause actual results to differ materially from those expressed or implied by such statements, including risks related to the flat panel display industry, the TFT-LCD market, acceptance of and demand for our products, technological and development risks, competitive factors, and other risks described in the section entitled "Risk Factors" in our Form 20-F filed with the United States Securities and Exchange Commission on May 11th, 2010.

For more information, please contact:
Freda Lee	Yawen Hsiao
Corporate Communications Division	Corporate Communications Division
AU Optronics Corp.	AU Optronics Corp.
Tel: +886-3-5008800 ext 3206	+886-3-5008800 ext 3211
Fax: +886-3-5772730	+886-3-5772730
Email: freda.lee@auo.com	yawen.hsiao@auo.com

Item 2

                               AU Optronics Corp.
                Fourth Quarter 2010 Results Investor Conference

                                  Jan 27, 2011

Safe Harbor Notice

[]   The statements included in this presentation that are not historical in nature are "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United
     States Securities Exchange Act of 1934. These forward-looking statements, which may include statements regarding AU Optronics' future results of operations, financial condition or business prospects, are subject to significant risks and uncertainties and are based on AU Optronics' current expectations.

[]   Actual results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including, among other things: the cyclical nature of our industry; our dependence on introducing new products on a timely basis; our dependence on growth in the demand for our products; our ability to compete effectively; our ability to successfully expand our capacity; our dependence on key personnel; general economic and political conditions, including those related to the TFT-LCD industry; possible disruptions in commercial activities caused by natural and human-induced disasters, including terrorist activity and armed conflict; and fluctuations in foreign currency exchange rates.

[]   In addition, any financial information contained herewithin is presented in conformity with accounting principles generally accepted in the Republic of
     China ("ROC GAAP"). Readers should be cautioned that these accounting principles differ in many material respects from accounting principles generally accepted in the United States of America ("US GAAP").

[]   Our release of financial forecasts and forward-looking statements at any particular time does not create any duty of disclosure beyond that which is imposed by law, and we expressly disclaim any obligation to publicly update or revise any forecasts or forward-looking statements, whether as a result of new information, future events or otherwise.

[]   Additional information as to these and other factors that may cause actual results to differ materially from AU Optronics' forward-looking statements or some of the major differences between ROC GAAP and US GAAP can be found in AU Optronics' Annual Report on Form 20-F with respect to the year ended
     December, 2009 filed with the United States Securities and Exchange
     Commission.

Consolidated Income Statement

Amount : NT$ Million Except Per Share Data

	4Q'10		3Q'10		QoQ %	4Q'09	
Net Sales	**102,605**	100.0%	**124,403**	100.0%	*(17.5%)*	**114,861**	100.0%
Cost of Goods Sold	(107,142)	(104.4%)	(118,162)	(95.0%)	*(9.3%)*	(106,096)	(92.4%)
Gross Profit (Loss)	**(4,537)**	**(4.4%)**	**6,241**	**5.0%**	–	**8,766**	**7.6%**
Operating Expenses	(6,543)	(6.4%)	(6,009)	(4.8%)	*8.9%*	(6,866)	(6.0%)
Operating Income (Loss)	**(11,080)**	**(10.8%)**	**232**	**0.2%**	–	**1,900**	**1.7%**
Net Non-operating Expenses	(296)	(0.3%)	(253)	(0.2%)	*16.9%*	(10,977)	(9.6%)
Loss before Tax	**(11,375)**	**(11.1%)**	**(20)**	**(0.0%)**	***55680.0%***	**(9,077)**	**(7.9%)**
Net Income (Loss)	**(11,339)**	**(11.1%)**	**227**	**0.2%**	–	**(7,850)**	**(6.8%)**
Attributable to:							
Equity holders of the parent company	(11,465)	(11.2%)	98	0.1%	–	(6,926)	(6.0%)
Minority interest	126	0.1%	129	0.1%	*(2.2%)*	(924)	(0.8%)
Net Income (Loss)	**(11,339)**	**(11.1%)**	**227**	**0.2%**	–	**(7,850)**	**(6.8%)**
Basic EPS (NT$)[(a)]	**(1.30)**		**0.01**		–	**(0.78)**	
Operating Income + D&A	**10,942**	**10.7%**	**22,495**	**18.1%**	***(51.4%)***	**25,243**	**22.0%**
Unit Shipments (mn)[(b)]							
Large Size Panels	**28.0**		**28.7**		***(2.3%)***	**27.4**	
Small & Medium Size Panels	**52.9**		**55.6**		***(4.9%)***	**60.1**	

– Unaudited, prepared by AUO on a consolidated basis

(a) Basic EPS was calculated based on the total weighted average outstanding shares of each quarter (8,827m shares in 4Q10 and 3Q10, and 8,797m shares in 4Q09) by retroactively adjusting to stock dividend and stock bonus

(b) Large size refers to panels that are 10 inches and above

3

Consolidated Income Statement

Amount : NT$ Million Except Per Share Data

	FY 2010		FY 2009		YoY%
Net Sales	**467,158**	100.0%	**359,331**	100.0%	*30.0%*
Cost of Goods Sold	(430,859)	(92.2%)	(352,290)	(98.0%)	*22.3%*
Gross Profit	**36,299**	**7.8%**	**7,041**	**2.0%**	***415.5%***
Operating Expenses	(25,802)	(5.5%)	(22,280)	(6.2%)	*15.8%*
Operating Income (Loss)	**10,497**	**2.2%**	**(15,239)**	**(4.2%)**	–
Net Non-operating Expenses	(1,901)	(0.4%)	(12,028)	(3.3%)	*(84.2%)*
Income (Loss) before Tax	**8,596**	**1.8%**	**(27,267)**	**(7.6%)**	–
Net Income (Loss)	**7,408**	**1.6%**	**(27,245)**	**(7.6%)**	–
Attributable to:					
Equity holders of the parent company	6,693	1.4%	(26,769)	(7.4%)	–
Minority interest	715	0.2%	(475)	(0.1%)	–
Net Income (Loss)	**7,408**	**1.6%**	**(27,245)**	**(7.6%)**	–
Basic EPS (NT$)[(a)]	**0.76**		**(3.04)**		–
Operating Income + D&A	**99,632**	**21.3%**	**74,869**	**20.8%**	***33.1%***
ROE[(b)]	**2.5%**		**(9.7%)**		–
Unit Shipments (mn)[(c)]					
Large Size Panels	**113.5**		**89.6**		***26.7%***
Small & Medium Size Panels	**220.9**		**228.6**		***(3.4%)***

– Unaudited, prepared by AUO on a consolidated basis

(a) Basic EPS was calculated based on total weighted average outstanding shares of 8,827m shares and 8,797m shares in 2010 and 2009, respectively

(b) ROE was based on average equity attributable to shareholders of the parent company

(c) Large size refers to panels that are 10 inches and above

4

Consolidated Balance Sheet Highlights

Amount : NT$ Million

	4Q'10	3Q'10	QoQ %	4Q'09
Cash & ST Investment	89,498	85,173	*5.1%*	85,443
Inventory	44,568	49,917	*(10.7%)*	39,230
Short Term Debt[a]	37,113	48,866	*(24.1%)*	48,790
Long Term Debt	144,636	118,868	*21.7%*	133,079
Equity	282,325	293,917	*(3.9%)*	274,919
Total Assets	629,316	641,004	*(1.8%)*	622,613
Inventory Turnover (Days)[b]	**40**	**40**		**35**
Debt to Equity	**64.4%**	**57.1%**		**66.2%**
Net Debt to Equity	**32.7%**	**28.1%**		**35.1%**

– Unaudited, prepared by AUO on a consolidated basis

(a) Short term debt refers to all interest bearing debt maturing within one year
(b) Calculated by dividing the average inventory into the annualized cost of goods sold during such period, then multiplying by 365 days

5

Consolidated Cash Flow Highlights

Amount : NT$ Million

	4Q'10	3Q'10	QoQ	FY2010
From Operating Activities	**14,457**	**31,503**	**(17,045)**	**90,736**
Net Income (Loss)	(11,339)	227	(11,566)	7,408
Depreciation & Amortization	22,022	22,262	(240)	89,136
Net Change in Working Capital	6,545	9,563	(3,018)	(2,326)
From Investing Activities	**(26,571)**	**(19,369)**	**(7,202)**	**(85,335)**
Capital Expenditure	(27,612)	(18,323)	(9,289)	(84,621)
From Financing Activities	**15,512**	**(15,222)**	**30,734**	**878**
Net Change in Debt	15,149	(15,523)	30,672	(2,940)
Net Change in Cash[a]	**4,326**	**(5,091)**	**9,417**	**4,055**

– Unaudited, prepared by AUO on a consolidated basis

(a) In addition to cash generated from operating, investing and financing activities, net change in cash also included effect on currency exchange of foreign subsidiaries

6

Consolidated Revenues by Application

[GRAPHIC OMITTED]

--   Unaudited, prepared by AUO on a consolidated basis

Large Panel -- ASP by Unit

--   Unaudited, prepared by AUO on a consolidated basis

--   Large size refers to panels that are 10 inches and above

--   Blended ASP in US$ was translated from NT$ based on average exchange rates announced by Directorate General of Customs, ROC Ministry of Finance of
     each respective quarter

Consolidated Shipments and ASP by Area

[GRAPHIC OMITTED]

--   Unaudited, prepared by AUO on a consolidated basis

--   ASP per square meter in US$ was translated from NT$ based on average exchange rates announced by Directorate General of Customs, ROC Ministry of
     Finance of each respective quarter

Consolidated Small and Medium Panel Shipments and Revenues

--   Unaudited, prepared by AUO on a consolidated basis

--   Small and Medium size refers to panels that are under 10 inches

Capacity by Fab

           12/2010    3/2011 (F)
  Fab                                           Major
          Capacity    Capacity
L3 (G3.5)     130,000      130,000    Small/Medium
========= =========== ============ =======================
L3 (G3.5) LTPS 20,000 LTPS 20,000     Small/Medium
========= =========== ============ =======================
L4 (G4.0)      60,000       60,000    Small/Medium
========= =========== ============ =======================
L4 (G4.5) LTPS 45,000 LTPS 45,000          NB
========= =========== ============ =======================
L5 (G5.0)     310,000      310,000     NB, Monitor
========= =========== ============ =======================
                                    Monitor, TV, Public
L6 (G6.0)     240,000      240,000
                                       Info Display
========= =========== ============ =======================
                                    Monitor, TV, Public
L7 (G7.5)     135,000      135,000
                                       Info Display
========= =========== ============ =======================
L8 (G8.5)      40,000       40,000 TV, Public Info Display

--   Capacity based on monthly glass substrate input

                                  www.auo.com
                                   ir@auo.com

AU OPTRONICS CORP.
CONSOLIDATED BALANCE SHEET
December 31, 2010 and 2009
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) )

	December 31, 2010			December 31, 2009		YoY
ASSETS	USD	NTD	%	NTD	%	Change	%
Cash and Cash Equivalents	3,071	89,498	14.2	85,443	13.7	4,055	4.7
Notes & Accounts Receivables	2,059	59,989	9.5	62,345	10.0	(2,357)	(3.8)
Other Current Financial Assets	89	2,597	0.4	2,180	0.4	417	19.1
Inventories	1,529	44,568	7.1	39,230	6.3	5,338	13.6
Other Current Assets	286	8,334	1.3	7,262	1.2	1,072	14.8
Total Current Assets	7,035	204,986	32.6	196,461	31.6	8,525	4.3
Long-term Investments	611	17,811	2.8	12,207	2.0	5,604	45.9
Fixed Assets	30,115	877,563	139.4	786,156	126.3	91,408	11.6
Less: Accumulated Depreciation	(16,942)	(493,696)	(78.4)	(395,405)	(63.5)	(98,290)	24.9
Net Fixed Assets	13,173	383,868	61.0	390,750	62.8	(6,882)	(1.8)
Other Assets	777	22,651	3.6	23,195	3.7	(544)	(2.3)
Total Assets	21,596	629,316	100.0	622,613	100.0	6,703	1.1
LIABILITIES
Short-term Borrowings	41	1,183	0.2	1,945	0.3	(762)	(39.2)
Accounts Payable	3,222	93,881	14.9	92,530	14.9	1,351	1.5
Current Installments of Long-term Borrowings	1,233	35,930	5.7	46,844	7.5	(10,915)	(23.3)
Current Financial Liabilities	9	269	0.0	1,088	0.2	(819)	(75.3)
Accrued Expense & Other Current Liabilities	,312	38,234	6.1	36,529	5.9	1,705	4.7
Machinery and Equipment Payable	682	19,882	3.2	23,789	3.8	(3,907)	(16.4)
Total Current Liabilities	6,499	189,379	30.1	202,725	32.6	(13,347)	(6.6)
Long-term Borrowings	4,019	117,124	18.6	123,424	19.8	(6,300)	(5.1)
Bonds Payable	944	27,512	4.4	9,655	1.6	17,857	184.9
Non Current Financial Liabilities	18	518	0.1	516	0.1	3	0.5
Other Long-term Liabilities	428	12,458	2.0	11,373	1.8	1,085	9.5
Total Long-term Liabilities	5,409	157,613	25.0	144,968	23.3	12,644	8.7
Total Liabilities	11,908	346,991	55.1	347,694	55.8	(703)	(0.2)
SHAREHOLDERS' EQUITY
Common Stock	3,029	88,270	14.0	88,270	14.2	0	0.0
Capital Surplus	3,979	115,948	18.4	114,972	18.5	976	0.8
Retained Earnings	2,139	62,322	9.9	56,069	9.0	6,253	11.2
Cumulative Translation Adjustments	36	1,054	0.2	1,686	0.3	(632)	(37.5)
Unrealized Gain on Financial Products	19	567	0.1	1,090	0.2	(523)	(48.0)
Minority Interest	486	14,164	2.3	12,832	2.1	1,332	10.4
Total Shareholders' Equity	9,689	282,325	44.9	274,919	44.2	7,406	2.7
Total Liabilities & Shareholders' Equity	21,596	629,316	100.0	622,613	100.0	6,703	1.1

Note:	(1)	Unaudited, prepared by AUO based on ROC GAAP
(2)	Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD29.14 per USD as of December 31, 2010

AU OPTRONICS CORP.
CONSOLIDATED INCOME STATEMENT
For the Three Months Ended December 31, 2010 and 2009 and September 30, 2010
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) except for per share amounts and shares outstanding)

	Year over Year Comparison					Sequential Comparison
	4Q 2010		% of	4Q 2009	YoY	4Q 2010		% of	3Q 2010	QoQ
	USD	NTD	Sales	NTD	Chg %	USD	NTD	Sales	NTD	Chg %

Net Sales	3,521	102,605	100.0	114,861	(10.7)	3,521	102,605	100.0	124,403	(17.5)
Cost of Goods Sold	3,677	107,142	104.4	106,096	1.0	3,677	107,142	104.4	118,162	(9.3)
Gross Profit (Loss)	(156)	(4,537)	(4.4)	8,766	－	(156)	(4,537)	(4.4)	6,241	－
Operating Expenses	225	6,543	6.4	6,866	(4.7)	225	6,543	6.4	6,009	8.9
Operating Income (Loss)	(380)	(11,080)	(10.8)	1,900	－	(380)	(11,080)	(10.8)	232	－
Net Non-Operating Expense	(10)	(296)	(0.3)	(10,977)	(97.3)	(10)	(296)	(0.3)	(253)	16.9
Loss before Income Tax	(390)	(11,375)	(11.1)	(9,077)	25.3	(390)	(11,375)	(11.1)	(20)	55,680.0
Income Tax Benefit	1	37	0.0	1,227	(97.0)	1	37	0.0	247	(85.2)
Net Income (Loss)	(389)	(11,339)	(11.1)	(7,850)	44.4	(389)	(11,339)	(11.1)	227	－
Attributable to:
Equity Holders of The Parent Company	(393)	(11,465)	(11.2)	(6,926)	65.5	(393)	(11,465)	(11.2)	98	－
Minority Interest	4	126	0.1	(924)	－	4	126	0.1	129	(2.2)
Net Income (Loss)	(389)	(11,339)	(11.1)	(7,850)	44.4	(389)	(11,339)	(11.1)	227	－
Basic Earnings Per Share	(0.04)	(1.30)		(0.78)		(0.04)	(1.30)		0.01
Basic Earnings Per ADR(3)	(0.45)	(12.99)		(7.85)		(0.45)	(12.99)		0.11
Weighted-Average Shares Outstanding ('M)		8,827		8,797			8,827		8,827

Note:	(1)	Unaudited, prepared by AUO based on ROC GAAP
(2)	Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 29.14 per USD as of December 31, 2010
(3)	1 ADR equals 10 common shares

AU OPTRONICS CORP.
CONSOLIDATED INCOME STATEMENT
For the Year Ended December 31, 2010 and 2009
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) except for per share amounts and shares outstanding)

	Year over Year Comparison
	2010		% of	2009	YoY
	USD	NTD	Sales	NTD	Chg %
Net Sales	16,032	467,158	100.0	359,331	30.0
Cost of Goods Sold	14,786	430,859	92.2	352,290	22.3
Gross Profit	1,246	36,299	7.8	7,041	415.5
Operating Expenses	885	25,802	5.5	22,280	15.8
Operating Income (Loss)	360	10,497	2.2	(15,239)	－
Net Non-Operating Expenses	(65)	(1,901)	(0.4)	(12,028)	(84.2)
Income (Loss) before Income Tax	295	8,596	1.8	(27,267)	－
Income Tax Benefit (Expense)	(41)	(1,188)	(0.3)	23	－
Net Income (Loss)	254	7,408	1.6	(27,245)	－
Attributable to:				(26,769)
Equity Holders of The Parent Company	230	6,693	1.4		－
Minority Interest	25	715	0.2	(475)	－
Net Income (Loss)	254	7,408	1.6	(27,245)	－
Basic Earnings Per Share	0.03	0.76		(3.04)
Basic Earnings Per ADR(3)	0.26	7.58		(30.43)
Weighted-Average Shares Outstanding ('M)		8,827		8,797

Note:	(1)	Unaudited, prepared by AUO based on ROC GAAP
(2)	Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 29.14 per USD as of December 31, 2010
(3)	1 ADR equals 10 common shares

AU OPTRONICS CORP.
CONSOLIDATED STATEMENT OF CASH FLOW
For the Period Ended December 31, 2010 and 2009
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))

	2010		2009
Cash Flow from Operating Activities:	USD	NTD	NTD

Net Income (Loss)	254	7,408	(27,245)
Depreciation & Amortization	3,059	89,136	90,108
Investment Gain under Equity Method	(23)	(681)	(140)
Changes in Working Capital	(80)	(2,326)	(5,702)
Changes in Others	(96)	(2,801)	19
Net Cash Provided by Operating Activities	3,114	90,736	57,041
Cash Flow from Investing Activities:
Acquisition of Property, Plant and Equipment	(2,904)	(84,621)	(61,047)
Proceeds from Disposal of Property, Plant and Equipment	3	74	236
Increase in Long-term Investments and AFS Investments	(66)	(1,918)	(5,804)
Proceeds from Disposal of Long-term Investments and AFS Investments	72	2,096	1,154
Decrease (Increase) in Restricted Cash in Banks	15	430	(426)
Increase in Deferred Assets and Intangible Assets	(49)	(1,414)	(1,121)
Decrease (Increase) in Other Assets	1	18	(448)
Net Cash Used in Investing Activities	(2,928)	(85,335)	(67,456)
Cash Flow from Financing Activities:
Decrease in Short-term Borrowings	(169)	(4,939)	(4,902)
Increase (Decrease) in Guarantee Deposits	6	165	(6)
Increase in Long-term Borrowings and Bonds Payable	69	1,999	17,553
Cash Dividends	0	0	(2,552)
Change in Minority Interest	125	3,653	1,832
Net Cash Provided by Financing Activities	30	878	11,925
Change in Consolidated Entity	(65)	(1,883)	839
Effect of Exchange Rate Changes on Cash	(12)	(340)	(341)
Net Increase in Cash and Cash Equivalents	139	4,055	2,009
Cash and Cash Equivalents at Beginning of Period	2,932	85,443	83,435
Cash and Cash Equivalents at End of Period	3,071	89,498	85,443

Note:	(1)	Unaudited, prepared by AUO based on ROC GAAP
(2)	Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 29.14 per USD as of December 31, 2010

AU OPTRONICS CORP.
UNCONSOLIDATED BALANCE SHEET
December 31, 2010 and 2009
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) )

	December 31, 2010			December 31, 2009		YoY
ASSETS	USD	NTD	%	NTD	%	Change	%
Cash and Cash Equivalents	1,800	52,460	9.6	57,114	10.4	(4,654)	(8.1)
Notes & Accounts Receivables	1,838	53,568	9.8	59,688	10.8	(6,121)	(10.3)
Other Current Financial Assets	43	1,252	0.2	2,087	0.4	(835)	(40.0)
Inventories	1,181	34,416	6.3	29,874	5.4	4,542	15.2
Other Current Assets	224	6,522	1.2	6,527	1.2	(6)	(0.1)
Total Current Assets	5,086	148,218	27.1	155,291	28.2	(7,073)	(4.6)
Long-term Investments	2,483	72,340	13.2	53,043	9.6	19,298	36.4
Fixed Assets	24,374	710,259	130.1	657,816	119.4	52,443	8.0
Less: Accumulated Depreciation	(13,884)	(404,576)	(74.1)	(337,112)	(61.2)	(67,463)	20.0
Net Fixed Assets	10,490	305,684	56.0	320,704	58.2	(15,020)	(4.7)
Other Assets	680	19,822	3.6	21,716	3.9	(1,893)	(8.7)
Total Assets	18,739	546,064	100.0	550,753	100.0	(4,689)	(0.9)
LIABILITIES
Accounts Payable	3,076	89,627	16.4	93,480	17.0	(3,854)	(4.1)
Current Installments of Long-term Borrowings	1,039	30,287	5.5	39,548	7.2	(9,261)	(23.4)
Current Financial Liabilities	3	77	0.0	830	0.2	(753)	(90.7)
Accrued Expense & Other Current Liabilities	914	26,630	4.9	24,398	4.4	2,232	9.1
Machinery and Equipment Payable	563	16,410	3.0	18,361	3.3	(1,951)	(10.6)
Total Current Liabilities	5,595	163,031	29.9	176,618	32.1	(13,587)	(7.7)
Long-term Borrowings	2,952	86,018	15.8	102,043	18.5	(16,025)	(15.7)
Bonds Payable	942	27,451	5.0	9,500	1.7	17,951	189.0
Non Current Financial Liabilities	17	488	0.1	504	0.1	(16)	(3.2)
Other Long-term Liabilities	31	915	0.2	2	0.0	913	55481.7
Total Long-term Liabilities	3,942	114,872	21.0	112,049	20.3	2,824	2.5
Total Liabilities	9,537	277,903	50.9	288,666	52.4	(10,763)	(3.7)
SHAREHOLDERS' EQUITY
Common Stock	3,029	88,270	16.2	88,270	16.0	0	0.0
Capital Surplus	3,979	115,948	21.2	114,972	20.9	976	0.8
Retained Earnings	2,139	62,322	11.4	56,069	10.2	6,253	11.2
Cumulative Translation Adjustments	36	1,054	0.2	1,686	0.3	(632)	(37.5)
Unrealized Gain on Financial Products	19	567	0.1	1,090	0.2	(523)	(48.0)
Total Shareholders' Equity	9,203	268,161	49.1	262,087	47.6	6,074	2.3
Total Liabilities & Shareholders' Equity	18,739	546,064	100.0	550,753	100.0	(4,689)	(0.9)

Note:	(1)	Unaudited, prepared by AUO based on ROC GAAP
(2)	Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 29.14 per USD as of December 31, 2010

AU OPTRONICS CORP.
UNCONSOLIDATED INCOME STATEMENT
For the Three Months Ended December 31, 2010 and 2009 and September 30, 2010
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) except for per share amounts and shares outstanding)

	Year over Year Comparison				Sequential Comparison
	4Q 2010		% of	4Q 2009	YoY	4Q 2010		% of	3Q 2010	QoQ
	USD	NTD	Sales	NTD	Chg %	USD	NTD	Sales	NTD	Chg %
Net Sales	3,291	95,900	100.0	110,064	(12.9)	3,291	95,900	100.0	118,930	(19.4)
Cost of Goods Sold	3,516	102,470	106.9	102,928	(0.4)	3,516	102,470	106.9	114,562	(10.6)
Gross Profit (Loss)	(225)	(6,570)	(6.9)	7,136	－	(225)	(6,570)	(6.9)	4,369	－
Operating Expenses	153	4,446	4.6	5,340	(16.7)	153	4,446	4.6	4,113	8.1
Operating Income (Loss)	(378)	(11,016)	(11.5)	1,796	－	(378)	(11,016)	(11.5)	256	－
Net Non-Operating Expenses	(28)	(822)	(0.9)	(10,147)	(91.9)	(28)	(822)	(0.9)	(618)	33.1
Loss before Income Tax	(406)	(11,837)	(12.3)	(8,352)	41.7	(406)	(11,837)	(12.3)	(362)	3170.8
Income Tax benefit	13	373	0.4	1,426	(73.9)	13	373	0.4	460	(19.0)
Net Income (Loss)	(393)	(11,465)	(12.0)	(6,926)	65.5	(393)	(11,465)	(12.0)	98	－
Basic Earnings Per Share	(0.04)	(1.30)		(0.78)		(0.04)	(1.30)		0.01
Basic Earnings Per ADR(3)	(0.45)	(12.99)		(7.85)		(0.45)	(12.99)		0.11
Weighted-Average Shares Outstanding ('M)		8,827		8,797			8,827		8,827

Note:	(1)	Unaudited, prepared by AUO based on ROC GAAP
(2)	Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 29.14 per USD as of December 31, 2010
(3)	1 ADR equals 10 common shares

AU OPTRONICS CORP.
UNCONSOLIDATED STATEMENT OF CASH FLOW
For the Period Ended December 31, 2010 and 2009
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))

	2010		2009
Cash Flow from Operating Activities:	USD	NTD	NTD

Net Income(Loss)	230	6,693	(26,769)
Depreciation & Amortization	2,604	75,891	77,643
Investment Gain under Equity Method	(76)	(2,212)	(3,440)
Changes in Working Capital	39	1,126	(2,206)
Changes in Others	(42)	(1,225)	(904)
Net Cash Provided by Operating Activities	2,755	80,273	44,323
Cash Flow from Investing Activities:
Acquisition of Property, Plant and Equipment	(2,146)	(62,536)	(51,814)
Proceeds from Disposal of Property, Plant and Equipment	36	1,056	224
Increase in Long-term Investments and AFS Investments	(598)	(17,425)	(11,280)
Proceeds from Disposal of Long-term Investments and AFS Investments	0	0	1,891
Decrease (Increase) in Restricted Cash in Banks	3	92	(104)
Increase in Deferred Assets and Intangible Assets	(22)	(632)	(886)
Decrease in Other Assets	0	10	93
Net Cash Used in Investing Activities	(2,726)	(79,433)	(61,876)
Cash Flow from Financing Activities:
Decrease in Short-term Borrowings	0	0	(3,700)
Increase (Decrease) in Guarantee Deposits	4	117	(0)
Increase (Decrease) in Long-term Borrowings and Bonds Payable	(223)	(6,512)	13,514
Cash Dividends	0	0	(2,552)
Net Cash Provided(Used) by Financing Activities	(219)	(6,396)	7,262
Effect of Exchange Rate Changes on Cash	31	902	(322)
Net Decrease in Cash and Cash Equivalents	(160)	(4,654)	(10,613)
Cash and Cash Equivalents at Beginning of Period	1,960	57,114	67,727
Cash and Cash Equivalents at End of Period	1,800	52,460	57,114

Note:	(1)	Unaudited, prepared by AUO based on ROC GAAP
(2)	Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 29.14 per USD as of December 31, 2010